UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	June 26, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

Announcement on Issuance of

Super Short-term Commercial Paper

This announcement is made by the Company pursuant to the requirements under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

As approved by the shareholders of China Eastern Airlines Corporation Limited (the “Company”) in its 2013 annual general meeting, it was agreed that the Company may apply to the National Association of Financial Market Institutional Investors (the “Association”) for registration of super short-term commercial paper with an aggregate principal amount of not more than RMB20 billion and for a term of not more than 270 days (to be issued on a rolling basis within the effective period of registration). On 12 December 2014, the Company received a “Notification on Acceptance of Registration” (Zhong Shi Xie Zhu [2014]No. SCP 131) from the Association, accepting the registration of the Company’s super short-term commercial paper. The registered amount of RMB20 billion is effective within two years from the issuance date of the notification. The super short-term commercial paper may be issued in tranches within the effective period of registration.

The Company has completed the issuance of the 2015 third tranche of super short-term commercial paper of the Company (the “Third Tranche SCP”) on 26 June 2015. The issuance amount of the Third Tranche SCP was RMB3 billion with a maturity of 270 days whereas the nominal value was RMB100 per unit and the annual interest rate was 3.50%.

Industrial and Commercial Bank of China Ltd. and Bank of Communications Co., Ltd., acting as the joint lead underwriters, formed an underwriting syndicate for the Third Tranche SCP. The Third Tranche SCP will be issued to institutional investors in public in the PRC interbank debenture market by way of book-building and centralised placing. The proceeds from the Third Tranche SCP will be used principally to re-finance bank loans of the Company and to replenish corporate working capital of the Company. The relevant documents in respect of the Third Tranche SCP are available at the websites of China Money (www.chinamoney.com.cn) and Shanghai Clearing House (www.shclearing.com).

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Joint Company Secretary Shanghai, the People’s Republic of China 26 June 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director) and Shao Ruiqing (Independent non-executive Director).